Exhibit 97

Policy Relating to Recovery of Erroneously Awarded Compensation

Fulton Financial Corporation
Mandatory Recovery of Compensation Policy
Effective October 17, 2023 Policy (026)
I.Applicability. This Mandatory Recovery of Compensation Policy (the “Policy”) applies to any Incentive Compensation paid to Fulton Financial Corporation’s (the “Corporation”) Executive Officers. The Policy is intended to comply with and be interpreted in accordance with the requirements of Listing Rule 5608 (“Listing Rule 5608”) of The Nasdaq Stock Market LLC (“Nasdaq”). Capitalized terms not defined in text are defined in Section IV hereof.
II.Recovery.
a.Triggering Event.
i.Except as provided herein and subject to Section II(b) below, in the event that the Corporation is required to prepare a Financial Restatement, the Corporation’s Board of Directors (the “Board”) shall recover any Recoverable Amount of any Incentive Compensation received by a current or former Executive Officer during the Look-Back Period. The Recoverable Amount shall be repaid to the Corporation within a reasonable time after the current or former Executive Officer is notified of the Recoverable Amount as set forth in Section II(c) below. For the sake of clarity, the recovery rule in this Section II(a) shall apply regardless of any misconduct, fault, or illegal activity of the Corporation, the Executive Officer, or the Board.
b.Compensation Subject to Recovery.
a.Incentive Compensation subject to mandatory recovery under Section II(a) includes any Incentive Compensation received by an Executive Officer:
1.After beginning service as an Executive Officer;
2.Who served as an Executive Officer at any time during the performance period for that Incentive Compensation; and
3.During the Look-Back Period.
i.As used in this Section II(b), Incentive Compensation is deemed “received” in the fiscal period that the Financial Reporting Measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. This Section II(b) will only apply to Incentive Compensation received in any fiscal period ending on or after the effective date of Listing Rule 5608.

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c.Recoupment.
i.The Board shall determine, at its sole discretion, the method for recouping Incentive Compensation, which may include (A) requiring reimbursement of Incentive Compensation previously paid; (B) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (C) deducting the amount to be recouped from any compensation otherwise owed by the Corporation to the Executive Officer; and/or (D) taking any other remedial and recovery action permitted by law, as determined by the Board.
d. Recoverable Amount.
i.The Recoverable Amount is equal to the amount of Incentive Compensation received in excess of the amount of Incentive Compensation that would have been received had it been determined based on the restated amounts in the Financial Restatement, without regard to taxes paid by the Corporation or the Executive Officer.
ii.In the event the Incentive Compensation is based on a measurement that is not subject to mathematical recalculation, the Recoverable Amount shall be based on a reasonable estimate of the effect of the Financial Restatement, as determined by the Board, which shall be set forth in writing.
e.Exceptions to Applicability.
f.The Corporation or a delegate thereof must recover the Recoverable Amount of Incentive Compensation as stated above in Section II(a), unless the Corporation’s Human Resources Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board makes a determination that recovery would be impracticable, and at least one of the following applies:
a.The direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount, and a reasonable attempt to recover the Recoverable Amount has already been made and documented;
b.Recovery of the Recoverable Amount would violate home country law (provided such law was adopted prior to November 28, 2022 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation); or
c.Recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the qualification requirements of the Internal Revenue Code.
I.Miscellaneous.
1.The Board may require that any incentive plan, employment agreement, equity award agreement, or similar agreement entered into on or after the date hereof shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy, including the repayment of the Recoverable Amount of erroneously awarded Incentive Compensation.
2.The Corporation shall not indemnify any Executive Officer or other individual against the loss of any Incentive Compensation determined to be incorrectly awarded pursuant to the Policy or any otherwise recouped Incentive Compensation.

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3.The Corporation shall comply with applicable compensation recovery policy disclosure rules of the Securities and Exchange Commission.
4.The Corporation shall comply with the applicable Golden Parachute and Indemnification Payments requirements in 12 C.F.R. Part 359.
5.The Policy, in addition to any other policies, is not intended to replace the Corporation’s current Amended and Restated Compensation Recovery “Clawback” Policy, as amended.
II.Definitions.
i.Incentive Compensation. “Incentive Compensation” means an award which is granted, earned, or vests based wholly or in part upon the attainment of a Financial Reporting Measure, but does not include awards that are earned or vest based solely on the continued provision of services for a period of time.
ii.Financial Reporting Measure. “Financial Reporting Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are considered to be Financial Reporting Measures for purposes of this Policy.
iii.Financial Restatement. A “Financial Restatement” means any accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or (ii) is not material to previously issued financial statements, but would result in a material misstatement if the error was left uncorrected in the current period or the error correction were recognized in the current period (commonly referred to as a “little r” restatement). For purposes of this Policy, the date of a Financial Restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that the Corporation is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Corporation to prepare an accounting restatement.
iv.Executive Officer. “Executive Officer” shall mean the Corporation’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or, if there is no such accounting officer, the Controller), any vice-president of the Corporation in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer or person who performs a significant policy-making function for the Corporation (including any employees of a parent or subsidiary of the Corporation who perform such a policy-making function for the Corporation). For the sake of clarity, ”Executive Officer” includes at a minimum executive officers identified by the Board pursuant to 17 CFR 229.401(b).

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1.Look-Back Period. The “Look-Back Period” means the three completed fiscal years immediately preceding the date of a Financial Restatement and any transition period as specified in Listing Rule 5608.

Acknowledged:

Name:

Date:

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Document Control

1. Classification

Primary Risk Category:     Regulatory
Policy Group:        Legal
Policy Topic:        Compensation, Recovery
Policy Owner:         Natasha Luddington – SEVP Chief Legal Officer
Primary Contact:         Natasha Luddington – SEVP Chief Legal Officer
Secondary Contact:         John Merva, Senior Counsel

2. Governance

Governance Path:         Board Governance
Review Frequency:         Cycle 3 = Triennial
Reviewing Body:         (1) Chief Legal Officer (and)
(2) FFC Human Resources Committee
Governing Body:         FFC Board of Directors
Original Effective Date:     October 17, 2023

3. Revision History

Date. Version. Author. Comments.
October 2023. Version 1.0. Natasha Luddington. New policy.

4. Approvals and Adoptions

Version 1.0:

October 16, 2023    Human Resources Committee
October 17, 2023    FFC Board of Directors

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